Filed by Biodel Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Biodel Inc.
SEC File No. 001-33451

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Operator: Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Biodel Albireo Transaction Conference Call.

At this time, all participants are in a listen only mode. After opening remarks, we will open the call for your questions. Instructions for queuing up will be given at that time. I would also like to remind you that this call is being recorded for replay.

I will now turn the conference over to Paul Bavier, Biodel's President and General Counsel.

Mr. Paul Bavier: Thank you. Good morning, and welcome to the call. The speakers on the call will be making forward-looking statements covered under the Private Securities Litigation Reform Act of 1995. These statements may involve risks and uncertainties that are described more fully in our filings with the SEC, which are available on our website.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

We also direct your attention to certain additional risks specific to the proposed transaction, which are described in further detail in yesterday's press release announcing the transaction. Forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date.

While we may elect to update forward looking statements at some point in the future, we disclaim any obligation to do so even if our estimates or expectations change.

I would also like to note that, in connection with the proposed business combination of Biodel and Albireo, Biodel will be filing with the SEC a registration statement for Form S-4 containing a combined proxy statement prospectus. We encourage you to read it and the other relevant materials filed by Biodel with the SEC because these documents have or will have important information about the proposed transaction.

Joining me on today's call are Gary Gemignani, Biodel's Chief Executive Officer, and Ron Cooper Albireo's President and Chief Executive Officer who will become the President and Chief Executive Officer of the combined company following the anticipated close of this transaction. Now I'll turn the call over to Gary.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Mr. Gary Gemignani: Thanks, Paul.

Good morning, everyone, and thank you for joining our call. Today we'll discuss the share exchange agreement that we have entered into for a transaction to combine Biodel and Albireo and provide you with an overview of Albireo and its pipeline. This transaction is one that Biodel's Board and Management Team are very excited about for several reasons, which we'll outline in a moment. Following our remarks, we will open the call up for your questions.

As you know, yesterday, we issued a press release announcing that Biodel has entered into a definitive share exchange agreement with privately held Albireo Limited and its shareholders. The proposed transaction will result in a combined company focused on the development of novel bile acid modulators to treat orphan pediatric liver diseases as well as other liver and gastrointestinal diseases and disorders under the leadership of Ron Cooper, Albireo's President and Chief Executive Officer.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Under the terms of the agreement, Albireo stockholders have agreed to exchange their shares of Albireo for newly issued shares of Biodel common stock. On a pro forma basis, current Biodel stockholders are expected to own approximately 33 percent of the combined company, and Albireo's current, uh--and current Albireo stockholders are expected to own approximately 67 percent of the combined company, in each case subject to certain adjustments based on net cash of Biodel and Albireo prior to closing.

The transaction has been approved by the Boards of Directors of both companies and by the Albireo stockholders and is expected to close in the third calendar quarter of 2016 subject to the approval of Biodel's stockholders and other customary conditions.

A syndicate of existing Albireo investors, including Phase4 Ventures, TPG Biotech, TBM Capital Life Science and AstraZeneca, has committed to invest an additional $10 million prior to the closing of this transaction. Upon closing, the combined company will be known as Albireo Pharma and plans to change its ticker symbol on the NASDAQ capital market to ALBO.

The combined company will be headquartered in the Boston area, and its Board of Directors will be comprised of seven representatives, two from Biodel and five from Albireo.

The decision to pursue this agreement with Albireo fell as an extensive review of strategic alternatives by the Board and Management of Biodel, we believe that the transaction offers stockholders a very compelling opportunity for long term value creation.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

And to tell you more about Albireo, let me introduce Ron Cooper and turn the call over to him. Ron?

Mr. Ron Cooper: Gary, thanks very much.

I appreciate all of you joining this morning's, uh, call. At Albireo, we're working hard to bring hope to children suffering from rare life threatening liver diseases. That's really what drives our team.

Before I detail our programs for you, let me first begin with a brief overview of our company. The Albireo story begins with our expertise in bile acids, The founders of our company began working in this space almost two decades ago, and over that period, Albireo has established itself as a leader in the field.

Our clinical pipeline includes three promising product candidates, including our lead compound, A4250, which has received orphan drug designation in the United States and Europe for multiple pediatric cholestatic liver diseases. In addition, as you may be aware, there are opportunities in the pediatric space to receive a priority review voucher, for which we expect A4250 to be eligible upon regulatory approval in the United States. If earned, these priority review vouchers have in the past been transferred for considerable sums.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Albireo was born in 2008 when AstraZeneca made the strategic decision to leave the early GI space and spun our company out to a syndicate of leading life science investors, including Phase 4, TPG and TVM. From inception, our investors have backed Albireo, and as Gary said, have in fact committed to investing an additional $10 million of new capital prior to the closing of our transaction with Biodel.

I should also highlight that members of Albireo’s management team have been involved in developing and commercializing some of the world's most successful drugs. What we have at Albireo is a deep understanding of bile acid modulation, a clinical pipeline, a longstanding, supportive investor base, an experienced team with a track record of execution and multiple potential near-term inflection opportunities.

So, now let me get a bit more specific about our programs, beginning with our lead compound, A4250, for which we have worldwide rights. We're developing A4250 initially for a genetic disease called Progressive Familial Intrahepatic Cholestasis, or PFIC, that affects young children and, if untreated, can be fatal. Unfortunately, the treatment options for these children are not good. First-line treatment is commonly an off-label drug called ursodeoxycholic acid, but many children with PFIC do not respond well to this drug and will require life-altering and highly undesirable surgical intervention, either a procedure where bile is drained outside the body into a stoma bag that the child must wear or, often, a liver transplant.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

We estimate there to be approximately 10,000 patients with PFIC around the world, and we believe A4250 has the potential to make a real difference in their lives.

The capital that will become available to Albireo from the transaction with Biodel and the concurrent investment from current Albireo investors is planned to fund our PFIC program for A4250 and should be sufficient to generate pivotal data.

So, how does A4250 work? It's a very simple, elegant mechanism of action. When you eat, your liver dumps bile acid into your small intestine, where they play a key role in digestion and the absorption of fats and certain vitamins. At the end of the small intestine, there's a transporter known as the ileal bile acid transporter, or IBAT, that initiates a process to recirculate about 95 percent of the bile acids back to the liver.

However in cholestatic liver disease, there's a disruption in the flow of bile acids, which leads to elevated levels in the liver and serum that have been linked to the progression of liver disease and severe and debilitating itching, which is often referred to as pruritus.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

A4250 partially inhibits the IBAT to lessen the reuptake of bile acids, which importantly is expected to reduce serum bile acid levels. Moreover, A4250 acts locally in the gut and really has minimal systemic effects, lessening the risk of unwanted drug-drug interactions.

A4250 is currently being studied in two Phase 2 clinical trials, including in particular an open label, dose escalation study in children with various different cholestatic liver diseases. We began this study at a low, sub-therapeutic dose, which we are then steadily increasing on a cohort-by-cohort basis. We're now in the third cohort, which includes the study’s first PFIC patients. Because this is an open label study, we've been able to make some preliminary observations from the two completed cohorts.

Now, we expected the early cohorts of the study to demonstrate a favorable tolerability profile of A4250 in children, without a safety signal, but with only modest effects on efficacy measures until we progressed up to the higher doses. What we've seen to date appears to be generally consistent with our pre-trial expectations. In particular, we've had only a few adverse effects, which were mild and transient, and no SAEs.

On the study’s various efficacy measures, uh, there's been somewhat high patient variability, but we've been pleased overall, uh, with what we’ve seen at these low doses on key measures like reduction in serum bile acids and in pruritus as well as effects on liver biochemistry in some patients.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

As I said before, these are preliminary observations that are pending completion of data verification procedures upon database lock, which is planned for these cohorts after Cohort 3 or Cohort 4. We expect the full data of this study to be available in the second half of this year.

Now, in addition to the pediatric study, A4250 is also being studied in an investigator-initiated Phase 2 clinical trial in adults with a liver disease known as primary biliary cirrhosis, or PBC. Although we're emphasizing pediatric indications for A4250 and do not intend to pursue future development in PBC, this study was, uh, embarked upon to generate data for A4250 in adults to support the future transition into pediatric development.

Now, our plan is to take results of the two ongoing Phase 2 studies of A4250 and request a meeting with the FDA in regard to the anticipated design of a pivotal program in PFIC. Our current intent is to demonstrate efficacy of A4250 in PFIC based on a single pivotal trial, potentially using a surrogate endpoint such as pruritus. We anticipate the meeting with the FDA to occur in the 4th quarter of this year.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Now, beyond PFIC, our future plans for A4250 include development for children with other cholestatic liver diseases and conditions, including cholestatic pruritus generally, which we estimate affects, uh, over 30,000 people around the world, and a disease known as biliary atresia in which the bile ducts are blocked or missing, and we estimate that affects 10,000 people worldwide.

We're excited about the overall profile of A4250, targeting multiple rare diseases with no approved drug options, the opportunity for attractive pricing and reimbursement and a favorable competitive environment, which creates potential for strong impact on market share.

Now I'll say a few words about our pipeline programs, beginning with Elobixibat, our first-in-class product candidate to treat chronic constipation. Elobixibat is also an IBAT inhibitor, and we believe it has potential to become the first constipation product that acts directly in the large bowel with a unique dual action, improving both secretion and motility.

Where are we with Elobixibat? In Japan, we're making great progress. Our strategic partner, Eisai Ajinomoto, or EA Pharma, is currently conducting two Phase 3 clinical trials, one efficacy study and one safety study, which based on our discussions with EA Pharma, we expect to read out in the 4th quarter of this year. Our agreement for Elobixibat provides the potential for non-dilutive capital to come into Albireo in the form of contingent milestones and royalties over the next several years to support our programs.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

For the rest of the world outside of EA’s licensed territory, we’re in the process of planning for potential additional Phase 3 development and are seeking a partner. We do not anticipate that we'll conduct Phase 3 development in the U.S. or Europe on our own.

Our third clinical-stage product candidate is A3384, which is a proprietary reformulation of a well characterized bile acid sequestrant called Cholestyramine. We're targeting A3384 as a treatment for bile acid malabsorption, another disease with no approved drug treatment. There are an estimated 4 million people with bile acid malabsorption around the world, and these poor folks are in the restrooms constantly with chronic diarrhea.

These patients often use off-label products such as Cholestyramine. However, conventional cholestyramine is not well tolerated and is also physiologically challenging in that it’s associated with unwanted drug-drug interactions.

A3384 is formulated specifically to deliver cholestyramine to the large bowel and avoid interactions in the small intestine. We’ve previously shown in the clinic encouraging effects on GI parameters with a prototype of A3384, and we have since developed two new formulations, which we think are better than the prototype, to evaluate in the clinic.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

In addition to our clinical assets, we have a number of preclinical programs that we’re enthusiastic about. In particular, based on a body of clinical and preclinical data indicating beneficial effects of IBAT inhibition on the various principle hallmarks of the adult liver disease NASH, we are working to leverage our expertise to progress a novel bile acid modulator towards the clinic in this important indication.

So, to summarize, we look--well, as we look forward, we have a number of important milestones that we project in the near term including the results from our Phase 2 pediatric trial of A4250, which we expect to announce in the second half of this year, the outcome of our anticipated FDA meeting regarding pivotal PFIC development planned also for the fourth quarter of this year, and also in the fourth quarter, EA Pharma reporting Phase 3 data for Elobixibat in Japan.

Let me wrap up my comments with this - what does Albireo bring to this transaction with Biodel? World-class expertise in bile acid modulation, three promising clinical product candidates, a cash position post-transaction that we expect to be sufficient to achieve pivotal data for our lead product candidate in an orphan pediatric liver disease with no approved drug treatment, a licensing deal in Japan for a product candidate in Phase 3 development, several potential near-term inflection points, and a talented and committed management team dedicated to giving hope to children with orphan liver diseases.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Thank you again for your attention. I'll be happy to take any questions after Gary’s closing comments. Gary?

Mr. Gary Gemignani: Thanks, Ron. That’s a very nice summary of the reasons why we are excited to bring this opportunity to our stockholders. So, let’s open the call up for some questions.

Operator: Thank you. Ladies and gentlemen, if you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. Once again, that is star one to join the question queue at this time.

Our first question comes from the line of Matt Kaplan with Ladenburg Thalmann. Please proceed with your question.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Mr. Matt Kaplan: Hi, good morning, guys. Thanks for taking my questions. Um--.

Mr. Gary Gemignani: --Hey, Matt--.

Mr. Matt Kaplan: --Starting off with--can you give us a sense in terms of how much cash the combined entity will have, uh, upon closing expected in the third quarter?

Mr. Gary Gemignani: Sure, Matt. Uh, we expect it to have, um, somewhere in the range of $30 million and enough to get the, uh, the--their lead program 4250 to, um, Phase 3.

Mr. Matt Kaplan: And that's including the 10 million that the Albireo shareholders are gonna put in before the close?

Mr. Gary Gemignani: That's correct. Yeah, we're still--it's obvious there's a lot of things like timing that could impact that. So, it's--we're still--that will drive a lot what the final cash balance is.

Mr. Matt Kaplan: And from a time point of view, how much runway does that, uh, provide the company?

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Mr. Ron Cooper: Hi, Matt. It's Ron Cooper here. Thanks very much, uh, you know, for your questions. I think what's most important is that the combined resources of Biodel and Albireo will provide sufficient capital for our lead program to get us through the pivotal program, right? And, uh, you know, we're pretty excited about that. And getting to the pivotal program I think will also get us past a number of inflection opportunities that I've outlined in my earlier comments.

Mr. Matt Kaplan: Right. And when would you expect data from the pivotal program?

Mr. Ron Cooper: Right now, we're focusing on getting through the, uh, the Phase 2, uh, program. So, we expect data from the Phase 2 program later this year, uh, with an end of, uh, Phase 2 discussion with the FDA. The study that we're doing is a cohort study, a dose escalation study. So, there's some movement in the timeframe, so it depends on exactly when we get to the correct dose. Based on that, we'll have a better understanding of what the pivotal will read out, but that'll be high--more likely than not in the 2018 timeframe.

Mr. Matt Kaplan: Okay, perfect. And then looking at 4250, you kind of detailed some, uh, some of the catalysts or some of the events in the near term, especially the data expected in the second half for the pediatric trial. Could you help us understand what to look for in the data coming up in the second half? Is it more kind of dose finding and this, you know--that kind of data, or what should we look for?

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Mr. Ron Cooper: Yeah, thanks for the question, Matt. So, the current--so, we have two ongoing Phase 2 studies with A4250. Uh, we have a study in adults, uh, in primary biliary cirrhosis, an area that we will not pursue. But, that data is interesting data because it does show us some interesting effects on serum bile acids in pruritus.

The other study that is important that's ongoing, this is a dose escalating study in a group of children with cholestatic liver disease, and it's a study that's designed to go through multiple ascending doses, and we start with a sub-therapeutic dose. What we are first of all looking for is looking for tolerability, and second of all, we're starting--we're looking at efficacy measures, including, uh, serum bile acids, you know, pruritus and some liver biochemistry.

As I said before, because it's open label, we already have first two cohorts of data, and we have some preliminary observations. We will do database lock at the end of probably Cohort 3 or 4. Those preliminary observations first show us that we're quite pleased that, uh, from a side effect profile, the side effects that we've seen have been generally mild and have been transient. And we started to see some effects on serum bile acids, some effects on pruritus and some effects on liver biochemistry.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

So, as we get through to the higher doses, we'd anticipate reporting, you know, more detail on that once we have the database lock.

Mr. Matt Kaplan: Okay, great. And is that the data that you presented at last year's ASLT, um, the first two cohorts or--?

Mr. Ron Cooper: --No, that is different data.

Mr. Matt Kaplan: Uh, and then just turning to Elobixibat, um, uh, can you talk about the market potential potentially, uh, for that product in Japan, I guess, and how you would generate some revenues there?

Mr. Ron Cooper: Well, I think, uh, you know, we're excited about the potential, you know, for Elobixibat in Japan. We have a fantastic partner, EA Pharma, which is a newly formed organization, which combines Eisai's GI, uh, assets and Ajinomoto's healthcare, uh, assets to create a--to create the largest specialty focused GI company in Japan. Uh, so first of all, I think we have a great partner.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

The second thing is that, you know, the Japanese market for these products is really interesting because currently there's only one product of the new agents on the market, and that’s Amitiza, and it's done very well. Uh, so there's a great opportunity there. And so, you know, we would anticipate that we would be, you know, we'd be--we would be successful in Japan, and we think that our profile being the only product that acts directly on the large bowel and being the only product that has both a unique secretion and motility benefit could really benefit Japanese patients.

Mr. Mark Kaplan: Great. And then, um, in the US, you said you're exploring, uh--or not just, uh, US but rest of world, you're exploring a new partner. Can you say--uh, describe what happened to the Ferring I guess partnership that you had?

Mr. Ron Cooper: So, thank you for the question, uh, Matt. Yes, we had a previous licensee who was conducting a, uh, Phase 3 program, uh, you know, for, uh, for Elobixibat and--in the US and in Europe. Uh, that program was stopped early due to a clinical trial material distribution issue, which is unrelated to drug performance. In that study, 690 patients were enrolled, which was about 40 percent of the planned enrolment. So, we have some very interesting data there, and I think that will help us, you know, in our future partnering efforts.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Mr. Matt Kaplan: Great. Congrats on the combination and, uh, look forward to, uh, checking your progress.

Mr. Gary Gemignani: Okay. Thank you, Matt.

Mr. Ron Cooper: Thank you, Matt.

Operator: Thank you. Once again, ladies and gentlemen, it is star, one to ask a question at this time.

Our next question comes from the line of Larry Lytton with Second Line Capital. Please proceed with your question.

Mr. Larry Lytton: For the A4259 program, I know it's early, but approximately how many patients would you think you'll need in a Phase 3 Trial?

Mr. Ron Cooper: Yeah, Larry, you know, thanks very much, uh, thanks very much, uh, for the question. You know, right now, first of all, you know, we are--remember, this is orphan pediatric, uh, you know, pediatric diseases. You know, there's a pretty high unmet, uh, medical need. Uh, and right now, you can appreciate that's probably gonna be relatively small. We're really still finalizing the size and the design of the program. In fact, our team is in Greece with a number of key opinion leaders at an important international meeting getting some advice on that.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Mr. Larry Lytton: Okay. And roughly, what is the potential size of this market, uh, in the US?

Mr. Ron Cooper: Well, I think it sort of starts off with, you know, the unmet medical need. You know, you think about this, Larry. This is a rare orphan pediatric, uh, disease. Uh, these, uh, these children and the families are faced with some pretty tough choices. You know, the only solution they have right now is liver transplant, or they're faced with pretty invasive surgeries that results in a stoma--you know, many times results in a stoma bag or a number of off label medicines that may or may not work.

We anticipate there's about--well, we approximate there's about 10,000 of these individuals around the world. Uh, so we think that's, uh, really a great opportunity to help these patients and address an unmet medical need.

But, then what's interesting about A4250, we believe it's gonna be effective in other cholestatic liver diseases, and that will then, you know, allow us to expand into other things, you know, other diseases such as biliary atresia or the pruritus associated with cholestatic liver disease.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Mr. Larry Lytton: Okay. And drugs that would be comparable, though, what type of pricing, uh, is in the comparable ballpark?

Mr. Ron Cooper: I think it's early for us to speculate on what we're thinking about from a pricing perspective. Uh, but remember that, you know, we are in the rare orphan pediatric, uh, space, so I think that we would be thinking in those terms.

Mr. Larry Lytton: Okay. And in terms of the Japanese partnership, uh, can you say--give us some sense of what triggers the milestones, and how much they are, and what the royalty rate is?

Mr. Ron Cooper: So, we have a very interesting, uh, relationship with our Japanese, uh, partners, uh, where we will receive milestones and royalty income. You know, those milestones and royalty income are connected to regulatory points and are connected to particular, uh, to particular sales points. And if you look at our royalty income, it would be, you know, on average on a double digit perspective. That's what we anticipate.

Mr. Larry Lytton: Okay. You know, and getting back to the cash of 30 million and the ability to get to the pivotal trial, aren't we still talking about 1.5 million a month or 2 million a month just to run the company without even conducting any trials? It seems like you'd burn a lot of cash by the end of '17 without even doing anything.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Mr. Gary Gemignani: Uh, hey, Larry, it's Gary. Uh, no, the burn is much, much less than that. Um, the 1.2 that you saw was reflective of, you know, a lot of the wind down related costs and activities that we had. So, uh, we expect that number to be significantly less.

Mr. Larry Lytton: Okay. And last question would be, uh, the prior Biodel programs, um, what's the plan or theory about what's to be done with them?

Mr. Gary Gemignani: So, currently, we've wrapped up, um, all of our clinical and regulatory activities for the legacy programs. Um, we understand that, uh, Albireo intends to focus its energies, as Ron said, on A4250, so--and which we agree, obviously, with that approach, and we'll, uh, we'll continue to look at opportunities, uh, you know, for those assets.

Mr. Larry Lytton: Okay. Thank you.

Mr. Gary Gemignani: Thank you.

Biodel Albireo Transaction Conference Call
May-25-2016
Confirmation #13638475

Operator: Thank you. Ladies and gentlemen, that concludes the question and answer portion of the call. I'll now turn the call back to Mr. Gemignani.

Mr. Gary Gemignani: Well, thank you for your questions and for joining us this morning. Uh, take care.

Mr. Ron Cooper: Thanks very much.

Operator: Thank you. That concludes today's conference. You may disconnect your lines at this time. Thank you for your participation.

Important Information For Investors And Stockholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between Biodel Inc. (Biodel) and Albireo Limited (Albireo) and Albireo stockholders. In connection with the proposed transaction between Biodel and Albireo and its stockholders, Biodel will file with the Securities and Exchange Commission (SEC) a registration statement containing a proxy statement of Biodel that will also constitute a prospectus of Biodel. Biodel will mail the proxy statement/prospectus to Biodel stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. BIODEL URGES INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Biodel may file with the SEC or send to Biodel stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters. You may obtain free copies of the proxy statement/prospectus and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC www.sec.gov. Once they are filed, copies of the registration statement and proxy statement/prospectus will be available free of charge on Biodel's website at www.biodel.com or by contacting Biodel's Corporate Secretary at 203-796-5000 or by mail at Investor Relations, Biodel Inc., 100 Saw Mill Road, Danbury, Connecticut 06810.

Participants in Solicitation

Biodel, Albireo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Biodel common stock in connection with the proposed transaction. Information about Biodel's directors and executive officers is set forth in Biodel's Annual Report on Form 10-K/A for the period ended September 30, 2015, which was filed with the SEC on January 28, 2016. Other information regarding the interests of such individuals, as well as information regarding Albireo's directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement/prospectus, which will be included in Biodel's registration statement when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management's intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Biodel and Albireo undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as "anticipates," "believes," "plans," "expects," "projects," "future," "intends," "may," "will," "should," "could," "estimates," "predicts," "potential," "continue," "guidance," and similar expressions to identify these forward-looking statements that are intended to be covered by the Safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, those described in the documents Biodel has filed with the SEC as well as the possibility that Biodel may be unable to obtain stockholder approval required for the proposed transaction, the expected timing and likelihood of completion of the proposed transaction, the inability to successfully integrate the businesses or the risk that such integration may be more difficult, time-consuming or costly than expected, the occurrence of any event, change or other circumstances that could give rise to the termination of the share exchange agreement, the inability of the parties to meet expectations regarding the accounting and tax treatments of the proposed transaction, the potential for the proposed transaction to involve unexpected costs, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that the expected benefits of the proposed combination are not realized, and the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Biodel's common stock. Risks and uncertainties related to Albireo that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: whether the preliminary observations regarding the performance of A4250 in the ongoing Phase 2 trial in pediatric cholestatic liver disease will be confirmed following completion of the data verification procedures to be performed upon database lock; whether the ongoing Phase 2 trial of A4250 in pediatric cholestatic liver disease will be sufficient to support advancement into a pivotal trial in Progressive Familial Intrahepatic Cholestasis (PFIC); the timing and outcome of the planned meeting with the FDA regarding the anticipated pivotal program for A4250 in PFIC; the designs, endpoints, numbers of patients and treatment periods for trials that will be required to support approval of A4250 to treat PFIC or any other orphan pediatric liver disease; whether the cash resources of Biodel and proceeds from the planned concurrent financing will be sufficient to advance A4250 through completion of a planned pivotal trial in PFIC; the timing for initiation or completion of, or availability of data from, ongoing or future trials of A4250, including a planned pivotal trial in PFIC, or elobixibat and the outcomes of such trials; whether results of the first cohort of patients in the ongoing Phase 2 trial of A4250 in primary biliary cirrhosis will be predictive of similar or better results in the trial's second cohort; delays or other challenges in the recruitment of patients for current or future trials of any Albireo product candidate; the medical benefit that may be derived from A4250, elobixibat, A3384 or any other Albireo product candidate; the ability to establish a strategic alliance, collaboration or licensing or other comparable arrangement on favorable terms for elobixibat in the United States and Europe; the extent to which Albireo's agreement with EA Pharma for elobixibat generates nondilutive income to Albireo; whether the FDA will consider a single additional trial sufficient to establish the efficacy of elobixibat to support approval for the treatment of chronic idiopathic constipation in the United States; Albireo's ability to protect its intellectual property; the competitive environment and commercial opportunity for a potential treatment for PFIC and other orphan pediatric cholestatic liver diseases; whether findings from nonclinical studies and clinical trials of IBAT inhibitors will be predictive of future clinical success for an Albireo IBAT inhibitor in the treatment of nonalcoholic steatohepatitis (NASH); and the timing and success of submission, acceptance and approval of regulatory filings.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the combination, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement that will be filed with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified and discussed in the "Risk Factors" section of Biodel's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this release are based on information available to Biodel and Albireo as of the date of this release. Neither Biodel nor Albireo undertakes any obligation to update such forward-looking statements to reflect events or circumstances after the date of this release.